UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-39173

I-MAB

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Incorporation by Reference

This Report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-279842, File No. 333-265684, File No. 333-256603 and File No. 333-239871) of I-Mab (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release - March 21, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ Joseph Skelton
Name	:	Joseph Skelton
Title	:	Chief Financial Officer

Date: March 21, 2025